MASISA S.A.

Avenida Apoquindo 3650, Piso 10

Las Condes

Santiago, Chile

(56-2) 350-6000

December 5, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Attention:  Pamela Long

Re:	Masisa S.A.
Form F-1 Registration Statement No. 333-128972

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933 (the “Securities Act”), Masisa S.A. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form F-1 (Reg. No. 333-128972) be accelerated to 3:00 p.m. EST on December 6, 2005, or as soon as practicable thereafter.

I hereby acknowledge on behalf of the Company that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Form F-1 effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patricio Reyes U.
Patricio Reyes U.
General Counsel

cc:           Alejandro Droste B.

Chief Financial Officer, Masisa S.A.

Richard M. Kosnik, Esq.

Jones Day